PROSPECTUS SUPPLEMENT (TO PROSPECTUS DATED JUNE 11, 2010)	Filed pursuant to Rule 424(b)(3) under the Securities Act of 1933 in connection with Registration Statement No. 333-151654

Common Stock

This Prospectus Supplement supplements and amends the prospectus dated June 11, 2010 relating to the offering of up to $150,000,000 in the aggregate of debt securities, preferred stock, common stock, debt warrants, equity warrants and any combination thereof. We are filing this prospectus supplement to reflect a draw down by us pursuant to the Common Stock Purchase Agreement, dated June 11, 2010, between Kingsbridge Capital Limited (“Kingsbridge”) and ourselves. This prospectus supplement should be read in conjunction with the prospectus dated June 11, 2010.

On January 12, 2011, we delivered a notice to Kingsbridge to effect a draw down of up to $2,021,700.  The first trading day of the eight-day pricing period for this draw down was January 13, 2011.  In connection with this draw down, we issued an aggregate of 314,179 shares of our common stock to Kingsbridge at an aggregate purchase price of $991,275, resulting in net proceeds to us of $972,937 after deducting fees due to Kingsbridge under the Stock Purchase Agreement.  The settlement dates for this draw down were January 20, 2011 and January 26, 2011.

Investing in our common stock involves significant risks.  See “Risk Factors” beginning on Page 4 of the prospectus, as well as the section entitled “Risk Factors” included in our recent quarterly and annual reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 27, 2011.